United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: Berkshire Hathaway Inc.

Name of persons relying on exemption: National Legal and Policy Center

Address of persons relying on exemption: 107 Park Washington Court, Falls Church, VA 22046

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Filer of this notice does not beneficially own more than $5 million of securities in the Registrant company. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO: Shareholders of Berkshire Hathaway Inc.

RE: The case to vote FOR Shareholder Proposal (or “Item”) 2, (“Requesting that the Company publish a report regarding the costs and benefits of Berkshire Hathaway Energy’s voluntary environmental activities”), on the 2025 Proxy Ballot

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; National Legal and Policy Center is not able to vote your proxies, nor does this communication contemplate such an event. NLPC urges shareholders to vote for Shareholder Proposal 2 following the instructions provided on management's proxy mailing.

The following information should not be construed as investment advice.

National Legal and Policy Center (“NLPC”) urges shareholders to vote FOR Item 2, which it sponsors, on the 2025 proxy ballot of Berkshire Hathaway Inc. (“Berkshire Hathaway” or the “Company”). The “Resolved” clause of the proposal states:

Shareholders request that, beginning in 2025, Berkshire Hathaway Inc. annually publish a report of Berkshire Hathaway Energy’s incurred costs and associated actual benefits accrued to shareholders, to public health, and to the environment, from the subsidiary’s environmental activities that are voluntary and exceed federal/state regulatory requirements. The report should be prepared at reasonable cost and omit proprietary information.

Introduction

National Legal and Policy Center (“NLPC”) calls for Berkshire Hathaway Inc. (“Berkshire” or the “Company”) to address a critical gap in reporting by its subsidiary, Berkshire Hathaway Energy (BHE). We request that Berkshire publish an annual report, beginning in 2025, that quantifies the incurred costs and tangible benefits associated with BHE's voluntary environmental activities that exceed federal and state regulatory requirements.

At the core of this request lies a piercing question: What measurable, specific outcomes are generated by these investments? While BHE promotes its commitment to renewable energy and achieving net-zero greenhouse gas emissions by 2050, no prevailing regulation compels it to do so. The investments appear intended to align with broader global climate targets influenced by the Intergovernmental Panel on Climate Change (IPCC) and the Paris Agreement, both dictated by political mandates rather than scientific research. We contend that these commitments come with significant financial costs and unproven environmental benefits.

Shareholders of Berkshire deserve transparency into how voluntary environmental undertakings impact not just the company’s finances, but also public health and environmental sustainability.

This report aims to evaluate the disconnect between Berkshire’s voluntary environmental pursuits and their lack of contribution to shareholder value.

The need for transparency in the Company’s voluntary environmental initiatives

BHE operates through a complex structure of subsidiaries, including MidAmerican Energy Company, that are collectively responsible for the Company’s renewable energy push. Twenty-four percent of BHE’s energy assets are derived from non-carbon sources,1 with an even higher figure of 52% for MidAmerican Energy.2 Furthermore, the Company claims to have invested 91% of its property, plant, and equipment assets in renewable or non-carbon energy as of December 2023.3

BHE’s stated intent to achieve net-zero greenhouse gas emissions by 2050 is an ambitious and costly commitment. No federal mandate enforces this goal, making it a voluntary pledge. The Paris Agreement – which was never enforceable in the U.S. and President Trump has now withdrawn from anyway – guides these goals. Similarly, roughly 28 states impose Renewable Portfolio Standards (RPS), but these targets vary widely, leaving certain renewables-driven activities unregulated and optional.4

1 Berkshire Hathaway Energy, “Environmental,” See https://www.brkenergy.com/esg-sustainability/environmental

2 Berkshire Hathaway Energy, “Investing in Energy,” See https://www.brkenergy.com/energy

3 Berkshire Hathaway Energy, “Environmental,” See https://www.brkenergy.com/esg-sustainability/environmental

4 National Conference of State Legislature, “State renewable portfolio standards and goals,” August 13, 2021, See https://www.ncsl.org/energy/state-renewable-portfolio-standards-and-goals

The strategic question revolves around the additional investments that exceed these thresholds. For shareholders, how are these expenditures justified, and do they deliver sufficient returns, either financially or environmentally?

Current reports provided by the Company fail to provide quantitative specifics regarding incurred costs versus tangible benefits. Berkshire’s environmental disclosures often carry the hallmarks of “greenwashing”—a deceptive public relations tactic where a company exaggerates or falsely claims to be environmentally friendly or sustainable rather than presenting actionable data. A transparent analysis would identify all voluntary activities, their costs, and the specific benefits accrued to Berkshire shareholders.

Questioning the need for these environmental steps

BHE’s renewable energy expansion hinges on the premise that voluntary reductions in CO2 emissions yield significant public health and climate benefits. However, these claims are not substantiated by clear, measurable evidence.

The benefits of adhering to emissions reduction targets are minimal. Media organizations, environmental activists, and government agencies often champion the IPCC’s most pessimistic projections – especially the now-infamous “RCP8.5” scenario5 – while overlooking the inherent complexities, uncertainties, and far more moderate projections within the IPCC’s own research.

The conversation surrounding climate change is complex. The planet has historically experienced temperature fluctuations, from ice ages,6 to some periods far hotter than the current climate.7 These changes unfolded without human intervention and were instead driven by the intricate interplay of volcanic activity, solar radiation fluctuations, the Earth’s own orbital dynamics, and other natural phenomena.8 9 10

However, a growing segment of the scientific community advocates for a more nuanced exploration of Earth’s climate system. Positions among respected, credentialed researchers vary, as some suggest that agriculture and industry create a material effect on the level of atmospheric gases. They argue that climate alarmism has become exaggerated and increased greenhouse gases will be far less damaging than often claimed. Others assert that the data evidencing a changing climate is erroneous or misleading, and that the Earth may not be warming at all.

5 Hausfather, Z., & Peters, G. P. “Emissions – the 'business as usual' story is misleading,” Nature Publishing Group, January 29, 2020. See https://www.nature.com/articles/d41586-020-00177-3

6 Scott, Michon. “What's the coldest the Earth's ever been?” Climate.gov, February 18, 2021. See https://www.climate.gov/news-features/climate-qa/whats-coldest-earths-ever-been

7 Lindsay, Rebecca; Scott, Michon. “What's the hottest Earth's ever been?” Climate.gov, November 22, 2023. See https://www.climate.gov/news-features/climate-qa/whats-hottest-earths-ever-been

8 Royal Society. “The Basics of Climate Change.” See https://royalsociety.org/news-resources/projects/climate-change-evidence-causes/basics-of-climate-change/

9 Met Office. “Causes of climate change.” See https://www.metoffice.gov.uk/weather/climate-change/causes-of-climate-change

10 US Environmental Protection Agency. “Causes of Climate Change.” See https://www.epa.gov/climatechange-science/causes-climate-change

Ultimately, both camps agree that countless natural and human-initiated influences contribute to the present climate, and that the current debate is distorted and simplistic.

These dissenting voices point to the influence of phenomena such as ocean currents, which act as global heat conveyors, and aerosol particles in the atmosphere, which can reflect or absorb the sun’s energy.11 12 They argue that these natural processes – complex and not fully understood – might diminish or even eclipse the impact of anthropogenic CO2 emissions. Thus the challenge becomes disentangling the human contribution from the Earth’s interrelated atmospheric systems.

Even if BHE reaches its net-zero emissions target, its actions will likely have a negligible impact on global climate conditions. Research highlights that the potential global temperature reduction from net-zero transitions in regions like the U.S. is minimal, and moving the needle in a meaningful way would require the cooperation of other nations.13 The U.S. accounts for just 11% of global CO2 emissions,14 yet global CO2 emissions are at historic highs, driven largely by countries like China,15 where more than 300 coal-fired power plants are under construction.16 By contrast, the U.S. has only 210 coal plants, 170 of which are slated for closure by 2030.17

While renewables seek to reduce dependency on fossil fuels, their high development and maintenance costs often outpace their immediate energy production benefits.18 Renewable energy investments require subsidies to remain economically feasible, distorting energy markets.19

There are two primary issues here: The financial burden on shareholders and the shadow of overreach. On the first point, renewable energy investments require significant capital expenditures. Without independent reporting on the cost-benefit equation, stakeholders remain in the dark about the return on these investments. On the second, BHE’s net-zero ambition may inadvertently prioritize ideological over economic objectives, forcing higher energy costs on

11 US EPA. “Causes of Climate Change.” See https://www.epa.gov/climatechange-science/causes-climate-change

12 British Geological Survey. “What causes the Earth's climate to change?” See https://www.bgs.ac.uk/discovering-geology/climate-change/what-causes-the-earths-climate-to-change/

13 Alex Borowiak, Andrew D. King, Josephine R. Brown, Chris D. Jones, Tilo Ziehn, Malte Meinshausen, Liam Cassidy, “Projected global temperature changes after net zero are small but significant,” American Geophysical Union, April 17, 2024, See https://agupubs.onlinelibrary.wiley.com/doi/full/10.1029/2024GL108654

14 International Energy Agency, “Global energy review 2025: CO2 emissions,” See https://www.iea.org/reports/global-energy-review-2025/co2-emissions

15 Anika Patel, “China’s construction of new coal-power plants ‘reached 10-year high’ in 2024, Carbon Brief, February 13, 2025, See https://www.carbonbrief.org/chinas-construction-of-new-coal-power-plants-reached-10-year-high-in-2024/

16 Global Energy Monitor, “China’s coal powered spree could see over 300 coal plants added before emissions peak,” August 28, 2023, See https://globalenergymonitor.org/press-release/chinas-coal-power-spree-could-see-over-300-coal-plants-added-before-emissions-peak/

17 U.S. Energy Information Administration, “Planned retirement of U.S. coal-fired electric-generating capacity to increase in 2025,” February 25, 2025, See https://www.eia.gov/todayinenergy/detail.php?id=64604

18 Kerry Thoubboron, “The advantages and disadvantages of renewable energy,” EnergySage, November 2, 2022, See https://www.energysage.com/about-clean-energy/advantages-and-disadvantages-of-renewable-energy/

19 TPR staff, “Federal energy subsidies distort the market and impact Texas: A closer look at the true costs,” Texas Policy Research, October 28, 2024, See https://www.texaspolicyresearch.com/federal-energy-subsidies-distort-the-market-and-impact-texas-a-closer-look-at-the-true-costs/

ratepayers and reduced financial returns to shareholders. Shareholders must demand clarity and accountability to measure whether these initiatives align with the company’s fiduciary duties.

These dynamics raise concerns about whether the climate-conscious measures driven by voluntary commitments result in real benefits or merely impose financial strain on shareholders and ratepayers for the sake of adhering to a political narrative. The board should not lose sight of its primary fiduciary duty to shareholders: maximizing long-term value.

The requested report should include:

1.Detailed cost breakdown: Identify expenses incurred for voluntary environmental projects, distinct from mandatory compliance initiatives.

2.Quantified benefits: Provide measurable projected outcomes from these investments, such as emissions reductions, improvements in public health, or financial savings over time.

3.Comparison metrics: Benchmark costs and benefits against state-mandated RPS requirements and federal standards.

Conclusion

This proposal seeks to bring attention to the claims BHE makes regarding its voluntary environmental activities. We expect shareholders will find that these voluntary environmental initiatives are not beneficial nor align with the Company’s overall mission of delivering shareholder value. Clear and independent reporting should set a new standard by providing measurable, cost-effective data tied to the company’s performance, public health, and environmental goals.

Thus NLPC urges shareholders to vote for Item 2, enabling structured decision-making that prioritizes transparency, accountability, and economic feasibility.

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.

THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY THE FILERS.

THE INFORMATION CONTAINED HEREIN HAS BEEN PREPARED FROM SOURCES BELIEVED RELIABLE BUT IS NOT GUARANTEED BY US AS TO ITS TIMELINESS OR ACCURACY, AND IS NOT A COMPLETE SUMMARY OR STATEMENT OF ALL AVAILABLE DATA. THIS PIECE IS FOR INFORMATIONAL PURPOSES AND SHOULD NOT BE CONSTRUED AS A RESEARCH REPORT.

PROXY CARDS WILL NOT BE ACCEPTED BY US. PLEASE DO NOT SEND YOUR PROXY TO US. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

For questions regarding Berkshire Hathaway Inc. – Item 2 – the shareholder proposal requesting that the Company publish a report regarding the costs and benefits of Berkshire Hathaway Energy’s voluntary environmental activities,” submitted by National Legal and Policy Center, please contact Luke Perlot, associate director of NLPC’s Corporate Integrity Project, via email at lperlot@nlpc.org.